OMB APPROVAL
EXPIRES:  October 31, 1994
ESTIMATED AVERAGE BURDEN
HOURS PER RESPONSE   14.90


UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Industrie Natuzzi, SpA
-------------------------------------------------------------------
(Name of Issuer)


Ordinary Stock
-------------------------------------------------------------------
(Title of Class of Securities)


45647810**
--------------
(CUSIP NUMBER)

Check the following box if a fee is being paid with this statement.[ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The CUSIP number provided is assigned to the American Depository Receipts representing shares of ordinary stock of the Issuer. The ordinary shares reported herein by the reporting person are held in the form of American Depository Receipts.

CUSIP NO.  45647810               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Mercury Asset Management Group, Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

1,959,376

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

1,959,376

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,959,376 (ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.6%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

		    SCHEDULE 13G


ITEM 1 (a)  Name of Issuer:
	    --------------

	    Industrie Natuzzi, SpA (the "Company")


ITEM 1 (b)  Address of Issuer's Principal Executive Offices:
	    -----------------------------------------------

	    Via Iazzitiello 47
	    70029 Santeramo
	    Italy, L6

ITEM 2 (a)  Name of Persons Filing:
	    ---------------------


	    Mercury Asset Management Group, Ltd.


ITEM 2 (b)  Address of Principal Business Office or, if none, Residence:
	    -----------------------------------------------------------

		33 King William Street
		London EC4R9AS
		England

ITEM 2 (c)  Citizenship:
	    -----------
See Item 4 of Cover Pages

ITEM 2 (d)  Title of Class of Securities:
	    ----------------------------

Common Stock

ITEM 2 (e)  CUSIP NUMBER:

See Cover Page

ITEM 3

   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act,
(b) [ ] Bank as defined in Section 3(a)(6) of the Act,
(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
(d) [ ] Investment Company registered under Section 8 of the Investment Company Act,
(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
(g) [X] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);
        see Item 7,
(h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


ITEM 4  Ownership
	---------
(a)  Amount Beneficially Owned:

   See Item 9 of Cover Pages.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

	  See Item 5 of Cover Pages

    (ii)  shared power to vote or to direct the vote:

	  See Item 6 of the Cover Pages

   (iii)  sole power to dispose of or to direct the disposition of:

	  See Item 7 of Cover Pages

    (iv)  shared power to dispose of or direct the disposition of:

	  See Item 8 of Cover Pages

ITEM 5  Ownership of Five Percent or Less of a Class.
	--------------------------------------------
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.
	---------------------------------------------------------------

     Not applicable.



ITEM 7   Identification and Classification of the Subsidiary Which
	 ---------------------------------------------------------
  Acquired the Security Being Reported on by the Parent Holding Company.
  ---------------------------------------------------------------------

    See Exhibit B

ITEM 8   Identification and Classification of Members of the Group.
	 ----------------------------------------------------------

Not Applicable


ITEM 9  Notice of Dissolution of Group.
	------------------------------

Not Applicable

ITEM 10  Certification
	 -------------

    By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature.
---------

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1999


Mercury Asset Management Group, Ltd.

/s/ Ira P. Shapiro
-----------------------------
Name: Ira P. Shapiro
Title:  Attorney-In-Fact*



------------------------------------
*Signed pursuant to a power of attorney, dated November 6, 1998, included as Exhibit A to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co, Inc., with respect to British Biotech plc.

Page 7 of 7
EXHIBIT B

ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES

The relevent subsidiaries of Mercury Asset Management Group, Ltd. are:
(i) Mercury Asset Management, Ltd., a corporation primarily engaged in the business of managing portfolio investments for its investment clients organized under the laws of England; (ii) Mercury Fund Managers Limited, a corporation primarily engaged in the business of managing portfolio investments for its investment clients organized under the laws of England;
(iii) Merrill Lynch Mercury Asset Management Japan Ltd., a corporation primarily engaged in the business of managing portfolio investments for its investment clients organized under the laws of Japan; (iv) Mercury Asset Management Channel Islands, Ltd., a corporation primarily engaged in the business of managing portfolio investments for its clients organized under the laws of Jersey Channel Island; (v) Mercury Asset Management International, Ltd., a corporation primarily engaged in the business of managing portfolio investments for its investment clients organized under the laws of England;
and (vi) Mercury Asset Management KAG, a corporation primarily engaged in the business of managing portfolio investments for its investment clients organized under the laws of Germany.